

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 15, 2017

Ivan Bergstein
Chairman, President and Chief Executive Officer
Stemline Therapeutics, Inc.
750 Lexington Avenue
Eleventh Floor
New York, NY 10022

   Re: Stemline Therapeutics, Inc.
     Registration Statement on Form S-3
     Filed August 8, 2017
     File No. 333-219794

Dear Dr. Bergstein:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Christine Westbrook at (202) 551-5019 with any questions.

           Division of Corporation Finance
           Office of Healthcare & Insurance

cc: Matthew M. Mamak, Esq.